UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Digital Angel Corporation
(Name of Issuer)

Common Stock - $0.01 par value
(Title of Class of Securities)

25383A200
(CUSIP Number)

Scott R. Silverman 220 Congress Park Drive, Suite 200 Delray Beach, Florida 33445 561-846-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,955,315*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		218,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,955,315*

WITH	10	SHARED DISPOSITIVE POWER

218,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,173,409

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*Includes options to purchase 392,545 shares of Common Stock which are exercisable within sixty (60) days.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Digital Angel Corporation, a Delaware Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 220 Congress Park Drive, Suite 200, Delray Beach, FL 33445.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Scott R. Silverman, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445.

(c) The Reporting Person is currently a director and chief executive officer of Digital Angel Corporation.

(d) and (e). During the last five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 6,173,409 shares of the Issuer’s Common Stock. Of those shares, the Reporting Person acquired 278,138.50 shares of the Issuer’ Series C Convertible Preferred Stock (the “Preferred Stock”), which shares are convertible into 5,562,770 shares of the Issuer’s Common Stock, pursuant to the terms of a Share Exchange Agreement (the “Share Exchange Agreement”), dated June 24, 2013, between the Issuer and the shareholders of VeriTeQ Acquisition Corporation (“VeriTeQ”). The Preferred Stock is automatically convertible into shares of the Issuer’s Common Stock on the date the Issuer files a certificate of amendment (the “Amendment”) to its certificate of incorporation, as amended, to effect a 30-for-1 reverse stock split (discussed below). Pursuant to the Share Exchange Agreement, the Reporting Person exchanged 29,150,000 shares of VeriTeQ common stock for the 278,138.50 shares of the Issuer’s Preferred Stock. Pursuant to the Share Exchange Agreement, the Reporting Person also acquired stock options of the Issuer for the right to purchase 392,545 shares of Common Stock in exchange for: (ii) stock options of VeriTeQ to purchase 2,000,000 shares of VeriTeQ common stock; and (ii) as a result of outstanding stock options of the Issuer to purchase 10,879 shares of Common Stock.

The Reporting Person is also deemed to have beneficial ownership over 10,904.70 shares of the Issuer’s Preferred Stock that are owned directly by Blue Moon Energy Partners, LLC ("Blue Moon"). The Reporting Person is a manager and controlling person of R&R Consulting Partners, LLC which is a member with a 50% interest in Blue Moon. Pursuant to the Share Exchange Agreement, Blue Moon exchanged 1,142,857 shares of VeriTeQ for the 10,904.70 shares of Preferred Stock, which shares are convertible into 218,094 shares of the Issuer’s Common Stock. The reporting person disclaims beneficial ownership of the shares held by Blue Moon and the inclusion of the shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or any other purpose.

For purposes of this Schedule 13D, it is assumed that the Issuer will file the Amendment within sixty (60) calendar days of July 17, 2013. Accordingly, the Reporting Person may be deemed to beneficially own the shares issuable upon conversion of the Preferred Stock.

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The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2013.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by this reference.

As described above, the Preferred Stock and options were acquired by the Reporting Person and Blue Moon in connection with the Share Exchange Agreement. The Issuer has obtained approval from its stockholders, including the Reporting Person, for and will effectuate a one for thirty (1:30) reverse stock split (the “Reverse Stock Split”). This Reverse Stock Split would cause the total number of shares of common stock outstanding, including the shares underlying the Series C Preferred Stock, to equal 9,244,340 shares. The Reverse Stock Split will not affect the number of shares of the Issuer’s authorized common stock.

Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b)

As of July 17, 2013, the Reporting Person beneficially owns 289,043.20 shares of Preferred Stock, which is convertible into 6,173,409 shares of Common Stock, representing approximately 64% of the Issuer's Common Stock. This includes options to purchase 392,545 shares of Common Stock which there is a right to acquire voting power or dispositive power, or both within 60 days. For purposes of this Schedule 13D, it is assumed that the Issuer will file the Amendment to effect the Reverse Stock Split within sixty (60) calendar days of July 17, 2013. Accordingly, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 9,244,340 shares of Common Stock anticipated to be outstanding upon conversion of the Preferred Stock.

The Reporting Person has sole voting and dispositive power of 5,955,315 shares of Common Stock which are held directly by the Reporting Person. The Reporting Person shares dispositive and voting power over 218,094 shares of Common Stock held by Blue Moon.

(c)

The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 5(c).

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference. Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2013.

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Item 7. Material to be Filed as Exhibits.

1. Share Exchange Agreement dated as of June 24, 2013, among the Company, VeriTeQ and the VeriTeQ Shareholders (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated June 25, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2013

 /s/ Scott R. Silverman

Name: Scott R. Silverman